CUSIP No.: 254067101 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )* Dillard's Inc. (Name of Issuer) Common stock class A shares (Title of Class of Securities) 254067101 (CUSIP Number) February 10, 2011 (Date of Event which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ x ] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d) * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). ________________________________________ CUSIP No.: 254067101 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sparinvest Fondsmaeglerselskab A/S 2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] 3. SEC Use Only 4. Citizenship or Place of Organization Denmark Number of Shares Beneficially Owned by Each Reporting Person With 5. Sole Voting Power 2.727.679 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power 9. Aggregate Amount Beneficially Owned by Each Reporting Person 2.727.679 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] 11. Percent of Class Represented by Amount in Row (9) 4,69% 12. Type of Reporting Person: IA CUSIP No.: 254067101 Item 1(a). Name of Issuer: Dillard's Inc. Item 1(b). Address of Issuer's Principal Executive Offices: PO Box 486, Little Rock, AR 72203, United States Item 2(a). Name of Person Filing: Sparinvest Fondsmaeglerselskab A/S Item 2(b). Address of Principal Business Office or, If None, Residence: The address of the principal business office of Sparinvest Fondsmaeglerselskab A/S is Kingosvej 1, 2630 Taastrup, Denmark Item 2(c). Citizenship: Denmark Item 2(d). Title of Class of Securities: Common Stock class A shares Item 2(e). CUSIP Number: 254067101 Item 3. If This Statement is Filed Pursuant to $$240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: e. [ x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) ________________________________________ CUSIP No.: 254067101 Item 4. Ownership: Item 4(a) Amount Beneficially Owned: 2.727.679 Item 4(b) Percent of Class: 4,39% Item 4(c) Number of Shares of which such person has: Sparinvest Fondsmaeglerselskab A/S: (i) Sole power to vote or direct the vote: 2.727.679 (ii) Shared power to vote or direct the vote: (iii) Sole power to dispose or direct the disposition of: (iv) Shared power to dispose or direct the disposition of: Item 5. Ownership of Five Percent or Less of a Class: This Item 5 is not applicable. Item 6. Ownership of More than Five Percent on Behalf of Another Person: This Item 6 is not applicable. Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: This Item 7 is not applicable Item 8. Identification and Classification of Members of the Group: This Item 8 is not applicable. Item 9. Notice of Dissolution of Group: This Item 9 is not applicable. Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ________________________________________ CUSIP No.: 254067101 SIGNATURE After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Sparinvest Fondsmaeglerselskab A/S By: /s/ Michael Albrechtslund Name: Michael Albertslund Title: direktor, Sparinvest Fondsmaeglerselskab A/S Michael Albrechtslund Michael Albrechtslund February 10, 2011 Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001). ________________________________________